EXHIBIT 99.1

Osisko Announces Preliminary Q2 2021 Deliveries and Provides Asset Update

MONTREAL, July 12, 2021 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to provide an update on its second quarter deliveries, sales and operating cash margins1 and recent asset advancements.

PRELIMINARY Q2 2021 RESULTS

Osisko earned approximately 20,178 attributable gold equivalent ounces2 (“GEOs”) in the second quarter of 2021, excluding GEOs earned from the Renard diamond stream.

Osisko recorded preliminary revenues3 of C$57.2 million during the second quarter and preliminary cost of sales3 (excluding depletion) of C$10.1 million, resulting in a record operating cash margin1 of approximately C$47.1 million. Excluding offtakes, Osisko’s operating cash margin for royalties and streams1 was approximately 94% during the second quarter of 2021 (97% excluding the Renard diamond stream). Osisko will provide full production and financial details with the release of its second quarter 2021 results after market close on Monday, August 9th, 2021 followed by a conference call on August 10th at 10am ET.

Sandeep Singh, President and CEO of Osisko commented: “We are pleased to have posted another solid quarter in terms of GEOs and record operating cash margin. We expect a strong second half of the year with the start-up of the Santana mine and increasing deliveries from the Eagle mine. Infill work and new discoveries from the extensive drill campaign at the Canadian Malartic mine continue to strengthen our flagship asset. Additionally, there have been important advancements in our earlier stage development portfolio with assets such as Upper Beaver, Casino and Horne 5 taking significant strides forward. The depth of our portfolio is truly coming to the foreground.”

RECENT ASSET ADVANCEMENTS

Malartic Exploration Update

On July 8th, Agnico Eagle Mines Limited (“Agnico”) released an exploration update for the ongoing 141,400 metre (“m”) drill program on their Malartic property (50% partnership with Yamana Gold Inc.). Infill drilling continues to return solid results in the core of the East Gouldie deposit, with recent results returning up to 6.3 grams per tonne (“g/t”) gold over 52.0m at 1,109m depth, including 8.9g/t gold over 21.0m at 1,102m depth. The eastern extension of the deposit continues to be tested and a new mineralized horizon was discovered approximately 400 metres south of East Gouldie. This new zone was intercepted in hole RD20-4674 and returned 3.5g/t gold over 8.6m at 2,103m depth (see lowest dot on Figure 1). It appears nearly parallel to the East Gouldie zone with similar mineralization and alteration characteristics representing a promising target to continue to investigate and further demonstrating the potential to make additional new discoveries in proximity to the planned underground mine infrastructure.

Recent results in the Chert zone also suggest the potential to add additional mineral resources between the East Malartic and East Gouldie deposits. The size and shape of the Chert zone is not well understood yet, but recent results of drill hole MEX20-164WD, returned 7.0g/t gold over 77.9m core length at 890m depth.

At East Amphi, recent work suggests that the mineralization remains open at depth below the historical underground mine, with hole EA21-4197 intersecting 2.0g/t gold over an estimated true width of 29.8m at 544m depth. This broad mineralized zone is comprised of several higher-grade sub-zones.

The first underground drill rig is planned to be mobilized in early July in the Odyssey project ramp, and will mainly be dedicated to the conversion of inferred mineral resources to indicated mineral resources at Odyssey South.

A photo accompanying this announcement is available at: https://www.globenewswire.com/NewsRoom/AttachmentNg/57588b98-a522-4096-bb22-49ef8355e5bb

Osisko holds a 5% net smelter return (“NSR”) royalty on East Gouldie, Odyssey South and the western half of East Malartic and a 3% NSR royalty on Odyssey North and the eastern half of East Malartic. For more information, refer to Agnico’s press release dated July 8th, 2021 filed on www.sedar.com.

Kirkland Lake Exploration Update

Agnico also provided an update on the 52,200m drill program on the Kirkland Lake project on July 8th. Significant new intersects were encountered in all areas of the Upper Beaver deposit at shallow levels ranging from near surface to less than 300m vertical depth. Drill hole KLUB21-718 is representative of the shallow portion of the deposit with three significant intercepts within a 100-metre envelope of 4.8g/t gold and 0.09% copper over 4.2m at 171m depth; 8.2g/t gold and 0.07% copper over 4.2m at 199m depth; and 2.3g/t gold and 0.28% copper over 21.0m at 234m depth, demonstrating the stacked nature of the interpreted zones within the shallow levels of the deposit.

A conversion and expansion drilling program at depth at the Upper Beaver deposit continues to intersect significant high-grade mineralization, including 21.2g/t gold and 0.67% copper over 14.8m at 1,190m depth. Robust gold intersections obtained so far in 2021 within the Footwall Zone are expected to have a significant impact on size and potentially average grade of this zone in the next mineral reserve and mineral resource estimate update. These positive drill results will be incorporated in an internal technical study which is now expected in 2022.

Osisko holds a 2% NSR royalty on Agnico Eagle’s Kirkland Lake project, including Upper Beaver.

Osisko Development Grows Cariboo and Begins Drilling at San Antonio

Recent drill results from Osisko Development Corp. (“Osisko Development”) highlight continued growth and confirmation of the grade continuity of vein corridors on the Cariboo project. Highlights include 16.05g/t gold over 7.5m at Lowhee, 17.16g/t gold over 10.7m at Valley and 15.9g/t gold over 8.6m at Island Mountain. Results from the 200,000m 2021 exploration and category conversion drill program should accelerate for the rest of the year with a total of ten diamond drill rigs active.

At San Antonio, a two-phase 45,000m drilling campaign was initiated during the latter part of Q1 2021 with the objective of infill drilling, delineating high grade zones and expanding resources. Osisko Development expects exploration potential to expand both oxide and sulphide resources.

Osisko holds a 5% NSR royalty on Osisko Development’s Cariboo and Bonanza Ledge II projects as well as a 15% precious metals stream on the San Antonio project.

New Discovery and Expansion at Windfall

Osisko Mining Inc. (“Osisko Mining”) continues to intersect significant mineralization at the Windfall project from both infill and expansion drilling, including 232g/t gold over 2,0m, 385g/t gold over 2.1m and 296g/t gold over 2.0m. A new mineralized system has been intersected approximately 1km north of the known deposits that has been named “Golden Bear”. The discovery hole returned 27.4g/t gold over 6.7m and is being followed up to define the geometry and potential scale. The new discovery highlights the overall prospectivity of the 2,700 square kilometre land package, as over 95% of Osisko Mining’s drilling in the past five years has been focused on the Windfall deposit.

Osisko owns a 2% to 3% NSR royalty on Osisko Mining’s Windfall project.

Western Copper and Gold Announces Strategic Investment by Rio Tinto and Casino PEA Update

On May 17th, Western Copper and Gold Corporation (“Western Copper”) announced a strategic investment by Rio Tinto Canada Inc (“Rio Tinto”). The $25.6 million equity investment resulted in Rio Tinto owning approximately 8.0% of Western Copper while also granting Rio Tinto certain investor rights, including oversight and input on the direction of the Casino project. On June 22nd, the company announced results from an updated PEA study on the Casino project highlighting a two-phase mine development resulting in a 25 year base case mine life and a potential extension of up to a 47 year mine life. The base case PEA estimates average annual production of 178 million pounds of copper and 231,000 ounces of gold. Based on the positive results of the study, Western Copper plans to establish a mineral reserve estimate for Casino with the objective of submitting an application for environmental assessment.

Osisko owns a 2.75% NSR royalty on Western Copper’s Casino project.

First Production at Santana Expected this Month

On June 21st, Minera Alamos Inc. (“Minera Alamos”) provided an update on the start-up of mining activities at the Santana gold mine in Sonora, Mexico. Construction at Santana is now complete with leach operations commissioning occurring at the end of June. Minera Alamos is targeting first gold production in July.

Osisko owns a 3% NSR royalty on Minera Alamos’ Santana project.

Best Hole Ever at Island Gold

On June 15th, Alamos Gold Inc. (“Alamos”) reported the best hole drilled to date at the Island Gold mine with 71.2g/t gold (39.2g/t cut) over 21.3m true width. This hole is outside of existing resources and extends mineralization further into Osisko’s 2% NSR royalty claims. Exploration success over the past year has continued driving another one million ounce increase in resources and reserves at Island and the latest results are expected to add further resource growth. The ore body remains open laterally and down plunge highlighting the ongoing upside to the Phase III Expansion.

Osisko owns a 1.38% to 3% NSR royalty on Island Gold.

Falco Announces Agreement in Principal with Glencore

On June 28th, Falco Resources Ltd. (“Falco”) announced that it entered an agreement in principal with Glencore Canada Corporation (“Glencore”) establishing the framework and conditions pursuant to which the parties would enter into an Operating License and Indemnity Agreement (the “OLIA”) whereby Glencore would grant Falco the necessary rights to develop and operate the Horne 5 project. This is a significant step towards the final negotiations of an operating license, financing and construction decision for the Horne 5 project. Falco and Glencore are working toward completing the OLIA in the third quarter of 2021.

Osisko owns a 90% silver stream on Falco’s Horne 5 project with an option to increase the stream percentage to 100%.

Talisker Continues Exploration Success at Bralorne and Announces Strategic Investment by New Gold

On March 25th, Talisker Resources Ltd. (“Talisker”) announced a $19.1 million strategic equity investment by New Gold Inc. (“New Gold”) granting New Gold approximately 14.9% ownership in Talisker and providing the company the opportunity to accelerate activities at the Bralorne Gold complex. Over the quarter Talisker also provided a number of updates on its exploration activities including an increase of 50,000 metres to its 2021 drill program at Bralorne, bringing the total 2021 drill program to 100,000 metres, and the identification of the Charlotte and Pioneer zones, each having near-surface bulk-tonnage potential. Results from June 22nd and June 29th highlight the discovery of shallow intrusion-hosted mineralization with early drilling results that include 0.8g/t gold over 130.9m and 1.17g/t gold over 106.75m. These results may represent an important new deposit type on the property.

Osisko owns a 1.2% NSR royalty on Talisker’s Bralorne gold project.

Shovelnose and FMN Drilling Highlights

Westhaven Gold Corp. released several impressive drill intersections on May 12th and June 1st on their Shovelnose property. Results included 9.15g/t gold and 27.4g/t silver over 15.97m on the FMN deposit and 2.73g/t gold and 15.78g/t silver over 79,0m on the South Zone. Additional results are pending with 14 of 31 drill holes results released to date and a maiden resource is expected before the end of the year.

Osisko owns a 2% NSR royalty on the Shovelnose property.

Highland Copper

On July 5th, Highland Copper Company Inc. (“Highland Copper”) announced that Osisko had exercised a portion of its pre-existing option to acquire a royalty on future production of silver from the Copperwood and White Pine projects. On closing, Osisko paid Highland Copper US$3 million in consideration for a 3/26th (~11.5%) NSR royalty on future silver production from the Copperwood project. In addition, upon completion of the acquisition of the White Pine project, Highland Copper will also grant to Osisko a 3/26th (~11.5%) NSR royalty on future silver production from the White Pine project.

Osisko has the option to acquire the remaining 23/26th NSR royalty on all silver produced from the Copperwood and White Pine projects by paying an additional US$23 million to Highland Copper within 60 days following the delivery of a feasibility study on the White Pine Project. In addition to the silver royalties, Osisko owns a 1.5% NSR royalty on all other metals from Highland’s Copperwood and White Pine projects.

South Crofty Tin Resource Update

Cornish Metals Inc. (“Cornish”) released an updated resource estimate on the South Crofty tin mine on June 9th. The Lower Mine now hosts indicated resources of 2.08 million tonnes (“Mt”) of 1.59% tin and inferred resources of 1.94Mt of 1.67% tin. Separately, drilling has commenced to follow up on the 14.69m of 8.45% copper and 1.19% tin on the United Downs property.

Osisko owns a 1.5% NSR royalty on Cornish’s South Crofty property and 0.5% NSR royalty on the United Downs property.

Q2 2021 RESULTS AND CONFERENCE CALL DETAILS

Osisko also provides notice of the second quarter 2021 results and conference call details:

Q2 2021 Results Release:	Monday, August 9, 2021 after market close

Conference Call:	Tuesday, August 10, 2021 at 10:00 am EDT

Dial-in Numbers:	North American Toll-Free: 1 (888) 550-4423 Local and International: 1 (438) 801-4067

Replay (available until August 17, 2021 at 11:59 pm EDT):	North American Toll-Free: 1 (800) 770-2030 Local and International: 1 (647) 362-9199 Access code: 1981388

Replay also available on our website at www.osiskogr.com

Notes:

Osisko has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including (i) attributable gold equivalent ounces and (ii) operating cash margin. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As Osisko’s operations are primarily focused on precious metals, the Corporation presents attributable GEOs and operating cash margins as it believes that certain investors use this information to evaluate the Corporation’s performance in comparison to other mining companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently. Note that these figures have not been audited and are subject to change.

  Operating cash margin (in dollars) represents revenues less cost of sales, excluding depletion (C$57.2 million - C$10.1 million = C$47.1 million). Operating cash margin on royalties and streams (in percentage) represents the operating cash margin earned from royalties and streams (in dollars) divided by revenues earned from royalties and streams: (C$49.9 million – C$3.0 million) / C$49.9 million = 94%. Excluding the Renard diamond stream: [(C$49.9 million – C$4.3 million) – (C$3.0 million – C$1.8 million)] / (C$49.9 million – C$4.3 million) = 97%).

  GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements are converted using the financial settlement equivalent divided by the average gold price for the period.

  These figures have not been audited and are subject to change. As the Corporation has not yet finished its quarter-end close procedures, the anticipated financial information presented in this press release is preliminary, subject to final quarter-end closing adjustments, and may change materially. The preliminary revenues, preliminary cost of sales (excluding depletion) and preliminary operating cash margin presented include preliminary revenues, cost of sales and operating cash margin from the Renard diamond stream. During the second quarter of 2021, the Renard diamond stream generated preliminary revenues of C$4.3 million and preliminary costs of sales (excluding depletion) of C$1.8 million, resulting in an operating cash margin of C$2.5 million.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 150 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Heather Taylor Vice President, Investor Relations Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance.  These forward‐looking statements, may involve, but are not limited to, statements with respect to future events or future performance, the realization of the anticipated benefits deriving from Osisko’s investments, the general performance of the assets of Osisko, and the results of exploration, development and production activities as well as expansions projects relating to the properties in which Osisko holds a royalty, stream or other interest. Words such as “may”, “will”, “would”, “could”, “expect”, “suggest”, “appear”, “believe”, “plan”, “anticipate”, “intend”, “target”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including, without limitation, management’s perceptions of historical trends; current conditions; expected future developments; the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business. Such risks and uncertainties include, among others, that the financial information presented in this press release is preliminary and could be subject to adjustments, the successful continuation of mining activities in Québec and more particularly of the operations underlying the Corporation’s assets, the performance of the assets of Osisko, the growth and the benefits deriving from its portfolio of investments, risks related to the operators of the properties in which Osisko holds a royalty, stream or other interest, including changes in the ownership and control of such operators; risks related to development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest, the influence of macroeconomic developments as well as the impact of and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking statements set forth herein reflect Osisko’s expectations as at the date of this press release and are subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.